AMBOW EDUCATION HOLDING LTD.
12th Floor, Tower 1, Financial Street,
Chang’an Center, Shijingshan District,
Beijing 100043

People’s Republic of China

May 15, 2019

Joshua Shainess
Attorney-Adviser
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Ambow Education Holding Limited Registration Statement on Form F-3 File No. 333-231273

Dear Mr. Shainess:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 5:00pm on May 17, 2019 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

AMBOW EDUCATION HOLDING LIMITED

By:	/s/ Dr. Jin Huang
	Name:	Dr. Jin Huang
	Title:	Chairman and Chief Executive Officer